SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 30, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:	Swedish Match to reposition Timber Wolf snuff in the U.S.

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: November 30, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

30 November, 2004

Swedish Match to reposition Timber Wolf snuff in the U.S.

Swedish Match North America, a manufacturer of specialty tobacco products, has announced plans to lower the list price of Timber Wolf moist snuff by over 30 percent per can.

With its new every day low price position, the Timber Wolf brand further reinforces the value proposition that it has long offered moist snuff consumers.

Timber Wolf comes in eight varieties. Since its introduction in 1994, Timber Wolf has grown to become a very popular brand of snuff, bringing quality and value together.

Swedish Match expects this new positioning to adversely impact fourth quarter 2004 operating income by approximately 50 MSEK, mainly related to costs for price adjustments for existing retailer and wholesaler inventory. The repositioning of Timber Wolf should provide a catalyst for long-term volume growth as well as significantly lower marketing expenses.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,141 MSEK in 140 countries for the twelve month period ending September 30, 2004. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73